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                             October 20, 2022

       John Loeffler, II
       Chairman and Chief Executive Officer
       CaliberCos Inc.
       8901 E. Mountain View Rd.
       Ste. 150
       Scottsdale, AZ 85258

                                                        Re: CaliberCos Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 29,
2022
                                                            File No. 333-27657

       Dear John Loeffler:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Cover page

   1. The facing page of the registration statement indicates that this is "Amendment No. 2" to the registration
statement. Please ensure that the amendment that you file in response to our comments correctly
identifies itself as "Amendment No. 1."
       Management's Discussion and Analysis ...
       Trends, page 41

   2. We note your response to comment 3 of our letter and reissue in part. Please expand your disclosure further to
elaborate on how increased interest rates applicable to you or your funds impacts your
results of operations, including without limitation:
 John Loeffler, II
FirstName
CaliberCosLastNameJohn Loeffler, II
           Inc.
Comapany
October 20,NameCaliberCos
            2022          Inc.
October
Page 2 20, 2022 Page 2
FirstName LastName
                Any expected changes to your product and services mix, including specific challenges or opportunities a rising interest rate environment presents in the near-
              term to your construction and asset purchases, sales, and rental operations, and the impact that ongoing supply chain challenges or disruptions may have on your ability to make these changes;
                Any expected decreases in project sales, given increased cost of financing; and
                Expected impacts to your short-term funding costs, including working capital for inventory and labor costs
Business, page 60

3. We note your response to comment 7 of our letter and reissue in part. We note that your operations are organized into your three reportable segments. Please clarify which funds you perform these activities for, identifying the funds, clarifying the operations of the funds and your services to them, and breaking them apart by segment. Please clarify the nature of the interest you hold in each fund and how you benefit from them. We note that you cite direct membership or partnership interests in the funds, however, you should clearly state whether you receive revenue from any funds in this capacity (as opposed to fund management, development and brokerage activities reflected in your reportable segments), and identify those funds and describe your interest in them. In addition, please clarify that the column, "Caliber Revenues" is presented before eliminations, and please include consolidated revenues in order to balance the disclosure. Also clarify how the column "Fund Revenues" is determined. If you do not believe this information is material to understanding your business, please explain why, given that a significant portion of your consolidated revenue is from consolidated funds rather than the operations underlying your three reportable segments.
Exhibit Index, page II-3

4. We note your response to prior comment 8 that the requested agreement has been filed as an exhibit. If you are incorporating this and other exhibits by reference to other filings you should note this in your exhibit index, rather than stating that the exhibits are
         "previously filed." You must also include an active hyperlink to exhibits incorporated by reference or filed with the registration statement. Please see Item 601(a)(2) of Regulation
         S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 John Loeffler, II
CaliberCos Inc.
October 20, 2022
Page 3

        You may contact Frank Knapp at 202-551-3805 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at Stacie Gorman or Pam Long at 202-551-3765 with any other questions.



                                                         Sincerely,
FirstName LastNameJohn Loeffler, II
                                                         Division of
Corporation Finance
Comapany NameCaliberCos Inc.
                                                         Office of Real Estate
& Construction
October 20, 2022 Page 3
cc:       Thomas J. Poletti. Esq.
FirstName LastName